Canada Jetlines Ltd.

Condensed Interim Financial Statements
For the Three and Nine Months Ended September 30, 2016
(Unaudited)
(Expressed in Canadian dollars)

Canada Jetlines Ltd.
Condensed Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

Canada Jetlines Ltd.
Condensed Interim Statements of Financial Position
(Unaudited)
(Expressed in Canadian Dollars)

	September 30,	December 31,
	2016	2015
	$	$
Assets

Current Assets:
Cash	7,121	14,428
Receivables	43,936	33,403
Prepaid expenses and deposits	12,479	9,306
Total current assets	63,536	57,137

Non-Current Assets:
Equipment (note 3)	1,572	4,073
Aircraft purchase agreement deposit (note 6)	65,585	138,400
Total Assets	130,693	199,610

Liabilities and Shareholders' Deficiency

Current Liabilities:
Accounts payable and accrued liabilities (note 4)	553,644	441,003
Short-term loan (note 10)	208,495	-
Share subscriptions received (note 5)	-	80,000
Total Liabilities	762,139	521,003

Shareholders' Deficiency:
Share capital (note 5)	2,597,891	2,526,757
Reserves	544,014	314,947
Deficit	(3,773,351)	(3,163,097)
Total Shareholders' Deficiency	(631,446)	(321,393)

Total Liabilities and Shareholders' Deficiency	130,693	199,610

Nature of operations and going concern (note 1)
Commitments (note 6)
Contingencies (notes 7)
Subsequent events (note 12)

Approved on behalf of the Board of Directors:

"John Sutherland"	"Jim Scott"
John Sutherland, Director	Jim Scott, Director

The accompanying notes are an integral part of these condensed interim financial statements

Canada Jetlines Ltd.
Condensed Interim Statements of Loss and Comprehensive Loss
(Unaudited)
(Expressed in Canadian Dollars)
	For the Three Months Ended				For the Nine Months Ended
	September 30,				September 30,
	2016		2015		2016		2015
	$		$		$		$
Operating expenses
Consulting (note 4)		3,168		24,875		10,884		223,100
Depreciation (note 3)		723		889		2,501		2,667
General and administration		27,490		32,376		103,647		136,187
Marketing and advertising		-		-		490		7,849
Professional fees		12,076		12,488		54,387		77,469
Salaries and benefits (notes 4 and 5 (c))		42,933		53,589		226,631		226,515
Share-based compensation (notes 4 and 5 (b))		56,751		68,761		187,310		59,743
Travel		3,356		1,722		26,945		28,206
		(146,497)		(194,700)		(612,795)		(761,736)

Foreign exchange		337		24,269		(7,607)		24,269
Interest expense		(5,242)		(211)		(9,030)		(634)
Inovent settlement (note 11)		-		(127,304)		-		(157,304)
		(4,905)		(103,246)		(16,637)		(133,669)

Loss and comprehensive loss for the period		(151,402)		(297,946)		(629,432)		(895,405)

Loss per share – basic and diluted		$(0.02)		$(0.04)		$(0.07)		$(0.11)
Weighted average number of shares outstanding - basic and diluted		9,497,709		8,168,130		9,382,849		7,959,302

The accompanying notes are an integral part of these condensed interim financial statements

Canada Jetlines Ltd.
Condensed Interim Statements of Changes in Shareholders' Deficiency
(Unaudited)
(Expressed in Canadian Dollars)
	Share Capital
	Number of Shares	Amount		Reserves		Deficit		Total
		$		$		$		$
Balance as at December 31, 2014	6,184,987		1,484,399		126,219		(1,639,030)		(28,412)
Issuance of common voting shares for cash (note 5 (a))	2,166,500		1,083,250		-		-		1,083,250
Issuance of variable voting shares for cash (note 5 (a))	76,500		38,250		-		-		38,250
Share issuance costs (note 5 (a))	-		(97,550)		-		-		(97,550)
Broker warrants issued as share issuance cost (note 5 (a))	-		(7,093)		7,093		-		-
Warrants issued for Inovent settlement (note 11)	-		-		52,304		-		52,304
Share-based compensation (note 5 (b))	-		-		59,743		-		59,743
Loss for the period	-		-		-		(895,405)		(895,405)
Balance as at September 30, 2015	8,427,987		2,501,256		245,359		(2,534,435)		212,180
Issuance of common voting shares for cash	759,000		17,726		-		-		17,726
Issuance of common voting shares for services	15,000		7,500		-		-		7,500
Share issuance costs	-		639		-		-		639
Broker warrants issued as share issuance cost	-		(364)		364		-		-
Share-based compensation for stock options	-		-		38,045		-		38,045
Share-based compensation for performance shares	-		-		31,179		-		31,179
Loss for the period	-		-		-		(628,662)		(628,662)
Balance as at December 31, 2015	9,201,987		2,526,757		314,947		(3,163,097)		(321,393)
Issuance of common voting shares for cash (note 5 (a))	295,722		88,175		-		-		88,175
Share issuance costs (note 5 (a))	-		(8,328)		-		-		(8,328)
Revaluation of warrants (note 5 (c))	-		(8,713)		8,713		-		-
Warrants issued as severance payment (notes 5 (c))	-		-		52,222		-		52,222
Share-based compensation for stock options (note 5 (b))	-		-		35,869		-		35,869
Reversal of share-based compensation for forfeited stock options	-		-		(19,178)		19,178		-
Share-based compensation for performance shares (note 5 (b))	-		-		151,441		-		151,441
Loss for the period	-		-		-		(629,432)		(629,432)
Balance as at September 30, 2016	9,497,709		2,597,891		544,014		(3,773,351)		(631,446)

The accompanying notes are an integral part of these condensed interim financial statements

Canada Jetlines Ltd.
Condensed Interim Statements of Cash Flows
(Unaudited)
(Expressed in Canadian Dollars)
	For the Nine Months Ended
	September 30,
	2016		2015
	$		$
Cash Flows From Operating Activities
Loss for the period		(629,432)		(895,405)
Items not involving cash:
Depreciation		2,501		2,667
Share-based compensation		187,310		59,743
Interest expense		8,495		-
Inovent settlement		-		52,304
Salaries and benefits		52,222		-
Changes in non-cash working capital:
Receivables		(10,533)		11,499
Prepaid expenses and deposits		(3,173)		1,958
Accounts payable and accrued liabilities		33,176		70,634
Net Cash Used in Operating Activities		(359,434)		(696,600)

Cash Flows From Investing Activities
Refund (Payment) of deposit on aircraft purchase agreement		72,815		(400,350)
Net Cash Provided by (Used in) Investing Activities		72,816		(400,350)

Cash Flows From Financing Activities
Proceeds from issuance of shares		88,175		1,121,500
Share issuance costs		(8,328)		(97,550)
Interest paid		(535)		-
Short-term loan advances		200,000		-
Loan advances from related parties		-		2,500
Net Cash Provided by Financing Activities		279,312		1,026,450

Decrease in Cash		(7,307)		(70,500)
Cash – Beginning of Period		14,428		71,160
Cash – End of Period		7,121		660

Supplemental cash flow information (note 8)

The accompanying notes are an integral part of these condensed interim financial statements

Canada Jetlines Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended September 30, 2016
(Unaudited)
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Canada Jetlines Ltd. (the "Company" or "Jetlines") is incorporated under the federal laws of Canada. The Company's principal business activity is the start-up of an ultra-low cost carrier ("ULCC") scheduled airline service.

On April 12, 2016, the Company and Jet Metal Corp. ("Jet Metal") executed the transaction documents with respect to a business combination of the Company and Jet Metal. Jet Metal is listed on the TSX Venture Exchange ("TSXV") and is a uranium explorer and developer with projects across North America. Upon completion of the business combination, the name of the resulting issuer will be "Canada Jetlines Ltd." and will continue the business of the Company. Completion of the business combination is subject to a number of conditions, including TSXV acceptance (see note 9).

These condensed interim financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the Company will continue its operations and will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future. At September 30, 2016, the Company had a working capital deficit of $698,603, had not yet achieved profitable operations and expects to incur further losses in the development of its business. For the nine months ended September 30, 2016, the Company reported a net loss of $629,432 and as at September 30, 2016, had an accumulated deficit of $3,773,351.  The Company has not generated revenues from operations and is considered to be in the development stage. The Company is dependent on equity financings and debt to fund its operations. Based on its current plans, budgeted expenditures, and cash requirements, the Company does not have sufficient cash to finance its current plans for the next 12 months from September 30, 2016. The Company will need to raise sufficient funds in order to finance its current plans, budgeted expenditures, and administrative expenses. The Company has no assurance that such financing will be available or be available on favorable terms. Factors that could affect the availability of financing include the Company's performance, the state of debt and equity markets, investor perceptions and expectations and the global financial and aviation markets. If successful, the Company would obtain additional financing through, but not limited to, the issuance of additional equity or debt. These material uncertainties may cast significant doubt upon the Company's ability to continue as a going concern.

These condensed interim financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary should the going concern assumption be inappropriate, and such adjustments could be material.

The Company's head office is located at Room C4408, Vancouver International Terminal Building, 3211 Grant McConachie Way, Richmond BC V7B 0A4, Canada.

2.	BASIS OF PREPARATION

(a)	Statement of Compliance

These condensed interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34"), as issued by the International Accounting Standards Board ("IASB") effective for the Company's reporting period ending September 30, 2016. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the Company's financial statements for the year ended December 31, 2015, which were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB. The accounting policies applied are the same as those applied in the Company's most recent annual financial statements. The results for interim periods are not necessarily indicative of results

Canada Jetlines Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended September 30, 2016
(Unaudited)
(Expressed in Canadian dollars)

2.	BASIS OF PREPARATION (continued)

for the entire year. The preparation of these condensed interim financial statements in conformity with IAS 34 requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed interim financial statements and the reported amounts of expenses during the period. As a result, actual amounts may differ from those estimates.

These condensed interim financial statements for the three and nine months ended September 30, 2016 were approved and authorized for issue by the Board of Directors on November 25, 2016.

(b)	New accounting pronouncements

The Company adopted the following standards effective on January 1, 2016 and has determined that there was no material impact on its financial position and results of operations:

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets - IAS 16 and IAS 38 both establish the principle for the basis of depreciation and amortization as being the expected pattern of consumption of the future economic benefits of an asset.  The IASB has clarified that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset.  This presumption, however, can be rebutted in certain limited circumstances. The amendments are applicable to annual periods beginning on or after January 1, 2016.

IAS 1 Presentation of Financial Statements - The amendments to IAS 1 are designed to further encourage companies to apply professional judgement in determining what information to disclose in their financial statements.  For example, the amendments make clear that materiality applies to the whole of financial statements and that the inclusion of immaterial information can inhibit the usefulness of financial disclosures.  Furthermore, the amendments clarify that companies should use professional judgement in determining where and in what order information is presented in the financial disclosures. The amendments to IAS 1 can be applied immediately, and become mandatory for annual periods beginning on or after January 1, 2016.

The Company is currently evaluating the following standards issued but not yet in effect and has not yet determined the impact on its financial position and results of operations:

IFRS 9 Financial Instruments - In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

IFRS 16, Leases - On January 13, 2016, the IASB published a new standard, IFRS 16, Leases. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Under the new standard, a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly.
The liability accrues interest. This will typically produce a front-loaded expense profile (whereas operating leases under IAS 17 would typically have had straight-line expenses). The standard is effective for annual

Canada Jetlines Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended September 30, 2016
(Unaudited)
(Expressed in Canadian dollars)

2.	BASIS OF PREPARATION (continued)

(b)	New accounting pronouncements (continued)

periods beginning on or after December 15, 2019 (i.e., calendar periods beginning on January 1, 2020), and interim periods thereafter. Early adoption is permitted.

IFRS 15 Revenue Recognition - Revenue from Contracts with Customers establishes the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. Management anticipates that this standard will be adopted in the Company's financial statements for the period beginning January 1, 2018.

3. EQUIPMENT

Cost	$
Balance as at December 31, 2015 and 2014		10,668
Additions		-
Balance as at September 30, 2016		10,668

Accumulated depreciation
Balance as at December 31, 2014		3,039
Depreciation		3,556
Balance as at December 31, 2015		6,595
Depreciation		2,501
Balance as at September 30, 2016		9,096

Carrying amounts
Balance as at September 30, 2016		1,572
Balance as at December 31, 2015		4,073

Canada Jetlines Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended September 30, 2016
(Unaudited)
(Expressed in Canadian dollars)

4. RELATED PARTY TRANSACTIONS

Key management personnel include persons having the authority and responsibility for planning, directing, and controlling the activities of the Company as a whole.

	For the Three Months Ended				For the Nine Months Ended
	September 30,				September 30,
	2016		2015		2016		2015
Transactions with Key Management Personnel	$		$		$		$
Salaries to Key Management included in salaries and benefits		25,052		15,144		127,933		131,585
Share-based compensation to Key Management		46,073		68,761		155,513		59,743
Consulting fees to Key Management		-		3,600		-		17,400
		71,125		87,505		283,446		208,728

Included in consulting fees to Key Management for the three and nine months ended September 30, 2015 is $3,600 and $17,400 paid to a company that is controlled by the Company's former Chief Financial Officer.

During the nine months ended September 30, 2016, loans totaling $32,200 (2015 - $nil) were advanced by and repaid to the Company's Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Vice President Strategic Planning & Cost Control. During the year ended December 31, 2015, loans totaling $107,500 were advanced by and repaid to the Chief Executive Officer, Chief Financial Officer and Vice President Strategic Planning & Cost Control. These loans were non-interest bearing, repayable on demand and unsecured.

Included in accounts payable and accrued liabilities is $47,334 (December 31, 2015 - $59,532) due to Key Management.

5.	SHARE CAPITAL

(a)	Authorized: Unlimited number of common voting shares without par value
      Unlimited number of variable common voting shares without par value

During the nine months ended September 31, 2015, the Company:

•
Completed a brokered private placement ("Private Placement") in which it issued 2,243,000 units for gross proceeds of $1,121,500 with each unit consisting of one common voting share plus half a warrant. In connection with the Private Placement, the Company issued 1,121,500 share purchase warrants and 52,800 broker warrants. The holder of each full warrant or broker warrant is entitled to purchase one common voting share at an exercise price of $1.50 for a period of 2 years from the date of issue. Share issuance cost for the Private Placement amounted to $97,550 in cash, $7,093 as the fair value of the broker warrants. Subsequent to the issuance of the 1,121,500 share purchase warrants, their exercise price was repriced to $0.75 per common voting share for a period of 2 years from the date of issue.

Canada Jetlines Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended September 30, 2016
(Unaudited)
(Expressed in Canadian dollars)

5.	SHARE CAPITAL (continued)

During the nine months ended September 30, 2016, the Company:

•
Issued through a private placement 195,722 units for gross proceeds of $88,075 with each unit consisting of one common voting share plus one warrant. The holder of each warrant is entitled to purchase one  common voting share at an exercise price of $0.5625 for a period of 2 years from the date of issue. Share issuance cost for the private placement amounted to $8,328 in cash.

Performance Shares

•
The Company issued 100,000 common voting shares to management for gross proceeds of $100 on February 11, 2016. These shares will be held in escrow and will be released to management on the later of (a) the date on which the Company has received the necessary funds to launch airline operations or (b) February 11, 2018. The Company has determined that the fair value of these shares is $50,000 based on the share price of the private placements completed at $0.50. The difference between the market price of these shares and the consideration received by the Company is $49,900, which will be expensed as share-based compensation over the estimated vesting period of 24 months. The Company included $6,280 and $15,837 in share-based compensation for the three and nine months ended September 30, 2016 (2015 - $nil), respectively.

Share Subscriptions Received

•
In 2015, the Company received $80,000 in advance for the intended issuance of 177,778 units with each unit consisting of one common voting share plus half a warrant. The holder of each full warrant was entitled to purchase one common voting share at an exercise price of $0.60 for a period of 3 years from the date of issue. The $80,000 was subsequently transferred to accounts payable and accrued liabilities as the intended share subscription was cancelled.

(b)	Stock Options and Share-Based Compensation

The Company adopted an incentive stock option plan (the "Plan") on November 30, 2015.  The essential elements of the Plan provide that the aggregate number of common shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 10% of the number of issued shares of the Company at the time of the granting of the options. Options granted under the Plan will have a maximum term of ten years.  The exercise price of options granted under the Plan will be fixed by the Board of Directors at the time the option is granted, provided, however that the exercise price complies with the requirements of the TSX Venture Exchange.  According to the Plan, the vesting periods of options granted under the plan may vary at the discretion of the Board of Directors.

Stock options granted during the nine months ended September 30, 2015 to the Company's directors were as follows:
Grant date	Number of options	Exercise price per share	Expiry date
July 22, 2015	600,000	$0.50	July 22, 2020

The July 22, 2015 stock options vest at a rate of 25% on July 22, 2015 and 25% every six months thereafter.

There were no stock options granted during the nine months ended September 30, 2016. During the nine months ended September 30, 2016, two directors resigned and forfeited 300,000 stock options.

Canada Jetlines Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended September 30, 2016
(Unaudited)
(Expressed in Canadian dollars)

5.	SHARE CAPITAL (continued)

(b)	Stock Options and Share-Based Compensation (continued)

The fair value of the stock options granted during the nine months ended September 30, 2016 was $nil (2015 - $157,451). The fair value of the stock options was estimated at the grant date using the Black-Scholes Option Pricing Model. The inputs for the Black-Scholes Option Pricing Model are as follows:

	2016	2015
Risk free interest rate	-	0.68%
Expected dividend yield	-	-
Expected annual volatility	-	100%
Expected life	-	3 years
Forfeiture rate	-	15%

During the three and nine months ended September 30, 2016, the Company recognized share-based compensation of $56,750 and $187,310 (2015 - $68,761 and $59,743), respectively, in comprehensive loss. The amounts relate to vesting of stock options of $4,939 (2015 - $68,761) and $35,869 (2015 - $59,743) as well as  performance shares of $51,811 (2015 - $nil) and $151,441 (2015 - $nil) granted during the three and nine months ended September 30, 2016, respectively.

A summary of the status of the Company's stock options as at September 30, 2016 and changes during the period are as follows:

	Number of options	Weighted average exercise price $

Outstanding – December 31, 2014	300,000	0.30
Granted	600,000	0.50
Options forfeited	(150,000)	0.30
Outstanding – December 31, 2015	750,000	0.46
Options forfeited	(300,000)	0.40
Outstanding – September 30, 2016	450,000	0.50

The Company has the following stock options outstanding and exercisable:

Options Outstanding				Options Exercisable
	Number of options	Weighted Average Remaining Contractual Life (Years)	Weighted average exercise price $		Number of options	Weighted average exercise price $

As at September 30, 2016	450,000	3.8	0.50	As at September 30, 2016	337,500	0.50
As at December 31, 2015	750,000	5.2	0.46	As at December 31, 2015	225,000	0.43

Canada Jetlines Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended September 30, 2016
(Unaudited)
(Expressed in Canadian dollars)

5.	SHARE CAPITAL (continued)

(c)	Warrants

A summary of the status of the Company's warrants as at September 30, 2016 and changes during the period are as follows:

	Number of Warrants	Weighted Average Exercise Price $
Outstanding - December 31, 2014	1,474,491	0.50
Share purchase warrants issued	1,338,500	0.71
Broker warrants issued	55,520	1.50
Outstanding - December 31, 2015	2,868,511	0.62
Share purchase warrants issued	395,722	0.53
Outstanding - September 30, 2016	3,264,233	0.61

Expiry Date	Exercise Price	Number of Warrants	Warrant Valuation
July 30, 2017	$0.50	997,883	$Nil
August 29, 2017	$0.50	379,267	$Nil
July 30, 2017	$0.50	82,408	$13,746
August 29, 2017	$0.50	14,933	$2,585
January 16, 2017	$0.75	638,000	$Nil
January 16, 2017	$1.50	32,000	$4,305
March 23, 2017	$0.75	285,000	$Nil
May 22, 2017	$0.75	160,000	$Nil
May 22, 2017	$1.50	16,000	$2,146
July 9, 2017	$0.75	30,000	$Nil
July 9, 2017	$1.50	4,800	$642
August 18, 2017	$0.75	6,000	$Nil
August 27, 2017	$0.75	2,500	$Nil
September 30, 2017	$0.50	200,000	$52,304
October 26, 2017	$0.75	17,000	$Nil
October 26, 2017	$1.50	2,720	$364
February 11, 2018	$0.50	200,000	$52,222
March 17, 2018	$0.5625	42,222	$Nil
June 9, 2018	$0.5625	153,500	$Nil
		3,264,233	$128,314

In connection with the Private Placement, the Company issued 52,800 broker warrants during the nine months ended September 30, 2015. The fair value of $7,093 for the broker warrants was estimated at the grant date using the Black-Scholes Option Pricing Model.

During the nine months ended September 30, 2016, the Company issued 200,000 share purchase warrants as severance for an employee who was terminated. The holder of each full warrant is entitled to purchase one common voting share at an exercise price of $0.50 for a period of 2 years from the date of issue. The fair value of $52,222 for the warrants was estimated at the grant date using the Black-Scholes Option Pricing Model. The Company included $52,222 in salaries and benefits for the nine months ended September 30, 2016 (2015 - $nil).

Canada Jetlines Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended September 30, 2016
(Unaudited)
(Expressed in Canadian dollars)

5.	SHARE CAPITAL (continued)

(c)	Warrants

During the nine months ended September 30, 2016, the Company extended the expiry dates of 1,474,491 warrants for an additional year from their original expiry dates. Of these warrants, 97,341 were issued as broker warrants in connection with private placements and as a result, their fair value was revalued using the Black-Scholes option pricing model and increased by $8,713.

The inputs for the Black-Scholes Option Pricing Model used in connection with the broker warrants issued and revalued during the nine months ended September 30, 2016 are as follows:

	2016	2015
Risk free interest rate	0.36 - 0.56%	0.46 - 0.87%
Expected dividend yield	-	-
Expected annual volatility	100%	100%
Expected life	1.1 - 2 years	2 years

(d)	Reserves

Share-based compensation is recognized in reserves until exercised.  Upon exercise, shares are issued from treasury and the amount in reserves is reclassified to share capital, adjusted for any consideration paid.

6. COMMITMENTS

The following table shows the Company's contractual commitments as at September 30, 2016.

	2016		2017		2018		2019		2020	2021		Total
	$		$		$		$			$		$
Office premise lease		6,924		27,696		27,696		27,696	27,696		-		117,708
Consulting (1)		9,900		29,700		-		-	-		-		39,600
Aircraft deposits (2)		-		196,755		2,302,952		2,302,873	-		28,684,465		33,487,045
Total		16,824		254,151		2,330,648		2,330,569	27,696		28,684,465		33,644,353

(1)	Represents agreement for technology systems and support
(2)	Represents Deposits under the Boeing Agreement as defined below.

On December 11, 2014, the Company signed a definitive purchase agreement with The Boeing Company ("Boeing") to acquire up to twenty-one Boeing 737 MAX aircraft for delivery commencing in 2023 (the "Boeing Agreement"). The Boeing Agreement includes five firm orders, purchase rights for an additional sixteen 737 MAX and some conversion rights to the 737-8 MAX aircraft. The following is a summary of the key terms of the Boeing Agreement.
•
Jetlines will purchase five Boeing 737-7 MAX aircraft, beginning with expected monthly deliveries in January 2023, for an aggregate estimated base price of US$423 million, subject to certain terms and conditions. The cost for the airframe and engines is based on the 2014 price with an escalation factor to determine final price at delivery. Variable costs include the cost of optional equipment furnished by Boeing and the cost of optional equipment furnished by Jetlines. The variable cost items, while estimated, remain subject to final

Canada Jetlines Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended September 30, 2016
(Unaudited)
(Expressed in Canadian dollars)

6. COMMITMENTS (continued)
determination. Jetlines estimates that assuming scheduled delivery in 2023, and taking into account presently known facts and assumptions, the escalated basic list price for the five aircraft would be approximately US$547 million.
•
Jetlines is required in connection with the five firm orders to pay deposits from 2015 to 2019 ("Initial Payments") as noted in the contractual commitment table above. To date, Jetlines has paid US$50,000.

•	In addition to the Initial Payments, Jetlines is required to make the following payments on account of the basic list price of the five firm orders:

Month Prior to Scheduled Delivery Month	% of the Total Basic List Price of the Five Firm Orders
24	4%
21, 18, 12, 9, 6	5% each
On Delivery	70%
Total	100% (including Initial Payments)

•
Jetlines may elect to defer the above payments in accordance with the following schedule (which payments together with the Initial Payments are collectively referred to as the "Deferred Advance Payments"):

Month Prior to Scheduled Delivery Month	% of the Total Basic List Price of the Five Firm Orders
24	4%
21, 18, 12	5% each
On Delivery	80%
Total	100% (including Initial Payments)

•
Jetlines is required to pay interest on the Deferred Advance Payments from the day on which each advance payment would have been due in accordance with Boeing's regular payment schedule until the date of actual delivery of the applicable aircraft.

•
Jetlines will have the right to purchase up to 16 additional Boeing 737-7 MAX aircraft. This purchase right is exercisable by Jetlines by notice not less than 24 months before the desired date of delivery. The additional aircraft are offered subject to available position for delivery prior to December 31, 2024. The price of the aircraft subject to the purchase right will be determined based on the provisions of the Boeing Agreement using the then current prices for such aircraft at the time of exercise of the purchase right subject to the escalation factors in the Boeing Agreement.

•
Jetlines will have the right to substitute any Boeing 737-7 MAX ordered with a Boeing 737-8 MAX with a scheduled month of delivery 24 months after delivery of the first Boeing 737-8MAX aircraft to a Boeing customer. Jetlines may exercise this right of substitution by providing notice to Boeing not less than the first day of the month that is: (i) 12 months prior to the scheduled month of delivery of the Boeing 737-7 MAX for which it will be substituted if Jetlines has previously received a substituted aircraft; or (ii) 15 months prior to the scheduled month of delivery of the Boeing 737-7 MAX for which it will be substituted, if Jetlines has not previously received a substituted aircraft. The acquisition of any substituted aircraft will be subject to the execution of a definitive purchase agreement and product capabilities of the Boeing 737-8 MAX. Pricing will be based on the pricing for the Boeing 737-8 MAX aircraft as set out in the Boeing Agreement, subject to adjustments for configuration specifications by Boeing which arise between the date of the

Canada Jetlines Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended September 30, 2016
(Unaudited)
(Expressed in Canadian dollars)

6. COMMITMENTS (continued)
Boeing Agreement and the date of execution of the definitive agreement for the substitution Boeing 737-8 MAX.
•
Jetlines may not terminate the Boeing Agreement unless there is a non-excusable delivery delay in which case either party may terminate the agreement with respect to an aircraft if there is a non-excusable delay for that aircraft which in the aggregate exceeds 180 days. Boeing has agreed to pay Jetlines a pre-determined liquidated damages amount in the event of a non-excusable delay associated with the delivery of aircraft.

•	Boeing has agreed to provide a service life policy and product assurance in respect of certain components of the aircraft.
•	Boeing has agreed to provide promotional support to Jetlines in respect of the entry of the Boeing 737-7 MAX into Jetlines' operations.
The Company has not hedged its exposure to exchange rate fluctuations between the US and Canadian dollar with respect to the Boeing Agreement.  The purchase price of the five aircraft is denominated in US dollars and therefore, the Company is exposed to fluctuations in the exchange rate between the Canadian dollar and the US dollar. Assuming an exchange rate where US$1 equals C$1.3117, a 10% increase or decrease in the exchange rate will increase or decrease the aggregate base purchase price by approximately C$55.5 million and increase or decrease the aggregate escalated purchase price by C$71.7 million.

7. CONTINGENCIES

As at September 30, 2016, the Company has contingent liabilities totaling $225,000, of which $169,000 is contingent on the Company raising a certain amount of financing to launch airline operations and if the Company is successful in listing on a public stock exchange. The remaining $56,000 is for legal fees that is contingent upon the future performance of legal work. These contingent liabilities have not been recorded in the Company's financial statements because it is not possible to reliably determine the outcome of the Company listing on a public stock exchange and raising the required funds. The contingent liability will be recorded in the Company's financial statements on the date when the contingent event occurs.

The Company is, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company does not believe that adverse decisions in any pending or threatened proceedings related to any matter, or any amount which it may be required to pay by reason thereof, will have a material effect on the financial condition or future results of operations of the Company.

8. SUPPLEMENTAL CASH FLOW INFORMATION

The Company's non-cash investing and financing activities include reversal of share-based compensation for forfeited stock-options of $19,178 (2015 - $nil), reclassification of share subscriptions received in accounts payable and accrued liabilities of $80,000 (2015 - $nil), revaluation of warrants amounting to $8,713 (2015 - $nil) and non-cash share issuance cost of $nil (2015 - $7,093) for the nine months ended September 30, 2016.

9. PROPOSED TRANSACTION

On April 12, 2016, the Company and Jet Metal entered into an amalgamation agreement with respect to a business combination of the Company and Jet Metal (the "Transaction").

The Transaction is subject to the approval of the TSXV, approval of the Jet Metal and the Company's shareholders (which have been received) and other conditions customary for a transaction of this nature.

Canada Jetlines Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended September 30, 2016
(Unaudited)
(Expressed in Canadian dollars)

9. PROPOSED TRANSACTION (continued)

The following are the highlights of the Transaction:

•	The exchange ratio for the Transaction will be as follows (subject to adjustment in certain circumstances):
o
each one and one-half (1.5) issued and outstanding Jet Metal shares shall be converted into one (1) share of the issuer resulting from the combination of Jet Metal and the Company (the "Resulting Issuer"); and

o	each one (1) issued and outstanding share of the Company shall be converted into one and one-half shares (1.5) of the Resulting Issuer.
•
The Transaction will be structured such that the outstanding warrants and stock options of Jet Metal and the Company will automatically become exercisable for or shall be exchanged for shares of the Resulting Issuer, subject to all necessary adjustments to reflect the terms of the Transaction and subject to the terms governing the warrants and options.

•	The Transaction is subject to the following key conditions:
o
Jet Metal will complete a financing (the "Concurrent Financing") of subscription receipts convertible into units ("Units") for gross proceeds of up to $6,000,000. Each Unit will be priced at $0.30 per unit and will consist of one common share of Jet Metal and one half of one common share purchase warrant. Each whole warrant shall be exercisable into a common share of Jet Metal at a price of $0.50 for a period of 24 months. The Concurrent Financing will close immediately prior to or concurrently with the Transaction; and

o	the Transaction will have received approval of TSXV (conditional approval from TSXV has been received).
•
Jet Metal will provide the Company with a secured bridge loan for up to $200,000 (initially $150,000). The loan will be advanced in tranches based on a budget agreed to between Jet Metal and the Company.

•
Prior to the closing of the Transaction, the Company may complete a financing for a maximum of $750,000 at $0.45 per unit and will consist of one common share and one common share purchase warrant. Each warrant shall be exercisable into a common share at a price of $0.5625 for a period of 24 months.

The Transaction is being conducted entirely at arm's length. The name of the Resulting Issuer will be "Canada Jetlines Ltd."

10. SHORT-TERM LOAN

Pursuant to the Transaction, Jet Metal advanced $200,000 of the secured bridge loan to the Company. The loan is secured by all of the Company's assets and accrues interest at the rate of 10% per annum (payable at maturity) and will mature on the earlier of: (a) the completion of the Transaction, and (b) 60 days after the termination of the Transaction. The Company recorded $8,495 (2015 – $nil) in interest as of September 30, 2016.

11. INOVENT SETTLEMENT

On June 27, 2014, the Company and Inovent Capital Inc. ("Inovent"), a capital pool company trading on the TSX Venture Exchange ("TSXV"), entered into a letter of intent ("LOI") pursuant to which the parties agreed to negotiate the terms of a business combination transaction (the "Proposed Transaction"). The Proposed Transaction would constitute Inovent's qualifying transaction in accordance with the policies of the TSXV. Pursuant to the terms of the LOI, the parties agreed as follows:

•	the Proposed Transaction was subject to the parties executing definitive transaction documents on or before August 29, 2014 (the "Amalgamation Agreement");

Canada Jetlines Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended September 30, 2016
(Unaudited)
(Expressed in Canadian dollars)

11. INOVENT SETTLEMENT (continued)

•	the structure of the Proposed Transaction was to be determined upon the receipt of securities, tax and financial advice.

The Proposed Transaction was subject to certain conditions including approval of the TSXV and all necessary corporate and shareholder approvals. Upon execution of the LOI, Inovent advanced to the Company a non-refundable deposit of $25,000 (the "Non-Refundable Deposit"). Inovent also advanced to the Company a refundable deposit of $120,000 (the "Deposit"). The Deposit was secured by a charge on all assets of the Company and would be refundable if the LOI was terminated in certain instances. The parties agreed to an exclusivity period ending on August 29, 2014. The exclusivity period for completing the definitive Amalgamation Agreement and due diligence was extended from August 29, 2014 to January 31, 2015.

On September 12, 2014, the Company and Inovent completed the Amalgamation Agreement, which was subsequently amended. The terms of the amended Amalgamation Agreement were subject to regulatory approval and approval of the shareholders of the Company and Inovent. Concurrent with the completion of the Proposed Transaction, Inovent and the Company expected to raise aggregate gross proceeds of $50,000,000 in an offering (the "Offering"). The Offering was not completed.

As at December 31, 2014, the Company had incurred $96,008 in expenses associated with the Proposed Transaction. These expenses less the Non-Refundable Deposit and Deposit have been included in professional fees.

On February 6, 2015 in accordance with the terms of the amended Amalgamation Agreement, the Company terminated the Proposed Transaction and issued a termination payment of $30,000 to Inovent as provided for in the amended Amalgamation Agreement. On February 9, 2015, Inovent demanded a settlement of $390,000 plus 2,000,000 share purchase warrants of the Company. On March 12, 2015, Inovent filed a petition in the Supreme Court of British Columbia (the "Petition") seeking, among other things, enforcement of the July 31, 2014 General Security Agreement between Inovent and the Company which is registered with BC Personal Property Registry (the "GSA") in respect of $120,000 Deposit advanced by Inovent to the Company. The Petition claims, among other things, that the Company is in default of the GSA and has failed to repay the Deposit, despite demands. The Petition seeks a judgement against the Company in the amount of $120,000 plus interest and costs and the appointment of a receiver or receiver manager of the property, rights, assets, businesses and undertakings of the Company that are charged by the GSA, with appropriate powers and authorities. On April 17, 2015, Inovent filed an affidavit in support of the Petition.

On September 2, 2015, the Company and Inovent signed a settlement agreement whereby the Company and Inovent agreed to settle all outstanding claims against each other. Pursuant to the settlement agreement, the Company paid Inovent $105,000 in cash plus the issuance of 200,000 share purchase warrants entitling Inovent to purchase one common voting share of the Company at an exercise price of $0.50 for a period of two years from the date of issue (September 30, 2015). These warrants have an estimated fair value of $52,304, which was estimated at the date of issuance using the Black-Scholes Option Pricing Model. The inputs for the Black-Scholes Option Pricing Model are a risk free interest rate of 0.53%, expected dividend yield of $nil, expected annual volatility of 100% and expected life of two years. Inovent has fully discharged the July 31, 2014 General Security Agreement and all outstanding claims against the Company in the Petition.

12. SUBSEQUENT EVENTS

(a)
On October 13, 2016, the Company issued through a private placement 100,000 units for gross proceeds of $45,000. Each unit consists of one common voting share and one share purchase warrant entitling the

18

Canada Jetlines Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended September 30, 2016
(Unaudited)
(Expressed in Canadian dollars)

12. SUBSEQUENT EVENTS (continued)

holder of the warrant to purchase one common voting share at an exercise price of $0.5625 for a period of 2 years from the date of issue.

(b)
On October 26, 2016, the Company issued through a private placement 223,000 units for gross proceeds of $100,350. Each unit consists of one common voting share and one share purchase warrant entitling the holder of the warrant to purchase one common voting share at an exercise price of $0.5625 for a period of 2 years from the date of issue.

(c)
On November 22, 2016, the Company issued through a private placement 358,392 units for gross proceeds of $161,276. Each unit consists of one common voting share and one share purchase warrant entitling the holder of the warrant to purchase one common voting share at an exercise price of $0.5625 for a period of 2 years from the date of issue.